OppenheimerFunds, Inc.

Two World Financial Center
225 Liberty Street, 11th Floor
New York, New York 10281-1008

May 12, 2010

The Board of Trustees

Oppenheimer Currency Opportunities Fund
6803 S. Tucson Way

Centennial, CO 80112-3924

To the Board of Trustees:

OppenheimerFunds, Inc. (“OFI”) has purchased 4,667 Class A shares, 667 Class C shares, 667 Class N shares and 667 Class Y shares, of Oppenheimer Currency Opportunities Fund (the “Fund”), at a net asset value per share of $15.00 for each such class, for an aggregate purchase price of $100,000.

In connection with such purchase, OFI represents that such purchase is made for investment purposes by OFI without any present intention of redeeming or selling such shares.

Very truly yours,

OppenheimerFunds, Inc.

By:  /s/ Robert G. Zack

Robert G. Zack

Executive Vice President and General Counsel-Corporate